                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of December 2004

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

             3, avenue André Malraux, 92300 Levallois-Perret, France
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F   X                                Form 40-F
                   -----                                        -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes                                          No   X
             -----                                       -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

Enclosures:

Press release dated December 8, 2004,  "ALSTOM Signs a 700 Million Euro
Contract for GT26 Gas Turbine-Based Turnkey Project in Thailand"

                                    SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                        ALSTOM

Date: December 30, 2004                 By: /s/ Henri Poupart-Lafarge
                                            ------------------------------------
                                            Name:  Henri Poupart-Lafarge
                                            Title: Chief Financial Officer

                                                                 8 December 2004

                ALSTOM SIGNS a 700 MILLION EURO CONTRACT FOR GT26
                 GAS TURBINE-BASED TURNKEY PROJECT IN THAILAND

Further to the recent  announcement that ALSTOM has been awarded a project for a
1400MW combined-cycle turnkey power plant at Kaeng Khoi in the Saraburi province of Thailand,  ALSTOM has signed the  corresponding  contract  which is today put into force.  The order is valued at around 700  million  euros and was placed by
Mitsui & Co. Ltd, Japan, and Gulf Power Generation Co. Ltd.

ALSTOM will design,  build and  commission  the plant,  consisting of two blocks with two gas  turbines  each,  which  will be owned and  operated  by Gulf Power
Generation  Co.  Ltd.  Equipment  supplied  by  ALSTOM  will  include  four GT26 sequential combustion gas turbines and associated steam turbines and generators.
The first  block is  expected to be in full  operation  by March  2007,  and the second by March 2008.  ALSTOM will also provide  major spare parts for the first
12 years of operation.

Philippe  Joubert,  President of the Power  Turbo-Systems  and Power Environment
Sectors,  said:  "This contract is further proof, if more were needed,  that the market has confidence in ALSTOM's proven cutting-edge technology."

The GT24/GT26 fleet has accumulated  close to 1,200,000  operating hours.  These units are performing with high reliability levels, and have the best operational results available on the market of heavy gas turbines.

ALSTOM is a global leader in power generation and rail transport infrastructure.
The Company  serves the energy  market  through its  activities  in the field of power  generation  and the transport  market  through its activities in rail and marine.  ALSTOM's  annual sales are around €14  billion.  It employs 71,000 people in over 70 countries worldwide.

Press relations:        M. Boulot / G. Tourvieille
                        Tel. +33 (0)1 41 49 27 40 -
                        internet.press@chq.alstom.com

Investor Relations:     E. Châtelain
                        Tel. +33 (0)1 41 49 37 38 -
                        investor.relations@chq.alstom.com